[PROSKAUER ROSE LLP LETTERHEAD]

January 25, 2010

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Mail Stop 4720
Washington, D.C. 20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:          Ares Capital Corporation (File No. 333-158211)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Post Effective Amendment No. 2 to its registration statement filed on Form N-2 on March 25, 2009 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) provided to the Fund in a telephone conversation on January 22, 2010, relating to the above-referenced filing.

Two copies of the amended filing, marked to show changes from the Registration Statement, are enclosed for your convenience with the hard copy of this letter.

Set forth below is the comment of the Staff verbally referenced by you in the telephone conversation on January 22, 2010, and immediately below the comment is the response with respect thereto.

1.             The Staff requested that the Fund delete the last sentence of footnote (11) to the Fees and Expenses Table on page 17.

1.             The Fund has deleted the language as requested.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua Bloomstein, Ares Capital Corporation